GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

May 24, 2012

Securities and Exchange Commission, Division of Finance
Attn: David R. Humphrey, Accounting Branch Chief
100 F Street N.E
Washington, D.C. 20549

Re:	GSP-2, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 30, 2012
File No. 000-54071

Dear Mr. Humphrey:

We are in receipt of your comment letter dated May 18, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 34

1.
We note from your disclosure here that you have identified a material weakness in your internal control over financial reporting. Please revise your assessment to specifically state, if true, that management believes internal control over financial reporting was ineffective at the assessment date. You currently state that management has concluded there is a material weakness in internal control over financial reporting, which does not explicitly indicate your conclusion on effectiveness. Please amend your filing in this regard.

RESPONSE:
We have revised our disclosure in our Management’s Report on Internal Control Over Financial Reporting disclosure to specifically state that our management concluded that internal control over financial reporting was ineffective at December 31, 2011.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Yushan Wei
Yushan Wei President, Chief Executive Officer and Chairman